Exhibit 21.1

List of Subsidiaries of Overland Advantage

Name of Subsidiary	State of Incorporation or Organization
Overland Financing MS, LLC	Delaware
Overland Financing DB, LLC	Delaware
Overland Financing B, LLC	Delaware